082-00913

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (No)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify): (Yes)
   A change in the total voting rights notified by SBRY on 1 July 2009

3. **Full name of person(s) subject to the notification obligation** (iii):
   Qatar Investment Authority

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Qatar Holding LLC

5. **Date of the transaction** (and date on which the threshold is crossed or reached if different) (v):
   1 July 2009

6. **Date on which issuer notified:**
   3 July 2009

7. **Threshold(s) that is/are crossed or reached:**
   27%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Dw 7/21

justina.marfo

GB00B019 KW72	481,746,132	481,746,132

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B019 KW72	481,746,132	481,746,132		26.145%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
481,746,132	26.145%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority ("QIA") and acts under QIA's direction and control.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

15. Contact telephone number:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Michael Andrew Coupe

8. State the nature of the transaction
Voluntary deferral under the J Sainsbury plc Deferred Bonus Plan 2006

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
11,640 ordinary shares

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
315.244 pence

14. Date and place of transaction
24 June 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
434,158

16. Date issuer informed of transaction

24 June 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
24 June 2009

18. Period during which or date on which it can be exercised
Will become exercisable for 24 months following the Preliminary results announcement in May 2012

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved *(class* and number)
Ordinary shares 28 4/7p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil

22. Total number of *shares* or debentures over which options held following notification
The maximum share award of 39,460 is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.

23. Any additional information

24. Name of contact and telephone number for queries
Philip Davies 0207 695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification

Philip Davies

DATE OF NOTIFICATION 3 July 2009

justina.marfo